Exhibit 99.1
Sinovac's H1N1 Vaccine Passes Experts Evaluation Organized by SFDA

BEIJING, Aug. 31 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (NYSE Amex: SVA), a leading provider of biopharmaceutical products in China, announced today that Sinovac's H1N1 vaccine has passed the experts evaluation organized by State Food and Drug Administration (SFDA). The vaccine is expected to obtain the production license within this week.

On August 30 and 31, 2009, State Food and Drug Administration (SFDA) organized and held an experts evaluation conference focused on A/H1N1 vaccines to evaluate Sinovac's H1N1 vaccine, which has recently completed a clinical trial. Top-line results from the trial demonstrated Sinovac's H1N1 vaccine to have a good safety profile and immunogenicity factors that reach the EU criterion after a single shot. No severe adverse events were reported after inoculation. Based on the results of the evaluation, the experts unanimously agreed that Sinovac's H1N1 vaccine is applicable to all people from 3 to 60 years old and the vaccination schedule is single shot. The result of the experts evaluation conference will be submitted to SFDA on September 1st, which will be the primary opinion for SFDA to issue the production license.

Sinovac submitted the H1N1 split influenza vaccine without adjuvant for registration approval, which is applicable to all people from 3 to 60 years old. The dosage is 15ug/0.5ml/dose. Only one shot is needed for inoculation.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac commented, "We are very excited to see that our H1N1 vaccine has passed the experts evaluation conference organized by SFDA. The evaluation result will be the important opinion for SFDA to issue the production license. We expect to obtain the production license within one week. With this approval, we can continue to fulfill our mission to provide top-quality vaccines to prevent and control the spreading of H1N1 virus not only in China, but worldwide."

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccine products include Healive(R) (hepatitis A), Bilive(R) (combined hepatitis A and B), and Anflu(R) (influenza). Panflu(TM), Sinovac's pandemic influenza vaccine (H5N1), has already been approved for government stockpiling. Sinovac is developing vaccines for enterovirus 71, universal pandemic influenza, Japanese encephalitis vaccine, and human rabies vaccine. Its wholly owned subsidiary, Tangshan Yian, is conducting field trials for independently developed inactivated animal rabies vaccines.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward- looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Helen G. Yang
Sinovac Biotech Ltd.
Tel: +86-10-8289-0088 x9871
Fax: +86-10-6296-6910
Email: info@sinovac.com

Investors:
Amy Glynn/Sara Pellegrino
The Ruth Group
Tel: +1-646-536-7023/7002
Email: aglynn@theruthgroup.com
           spellegrino@theruthgroup.com

Media:
Janine McCargo
The Ruth Group
Tel: +1-646-536-7033
Email: jmccargo@theruthgroup.com